© 2015 WIPRO LTD | WWW.WIPRO.COM 1 Performance of Wipro Limited for Quarter ended – December 31, 2014 Suresh Senapaty Executive Director and Chief Financial Officer January 16, 2015 Exhibit 99.2

© 2015 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Quarter Ended
December 31, 2014 (IFRS)
Wipro Limited
Q3 15 (Rs million) YoY Growth
Revenues 119,929 6%
Results from Operating Activities
24,034 3%
Net Income 21,928 9%
Revenue of the Company grew 6% YoY in the quarter. Net Income grew 9% YoY.
Robust Operating & Free  Cash Flow generation at 79% & 73% of Net Income respectively
Gross Cash position of  INR 231,598 million
Net Income refers to ‘Profit for the period attributable to equity shareholders of the company’
Operating Cash Flow refers to ‘Net Cash generated from Operating Activities as presented in consolidated interim statements of Cash Flows
We define Gross Cash as the sum of (i) cash and cash equivalents plus (ii) Available for Sale Investments – current, and (iii) Interest bearing deposits with corporates - current.
Free Cash Flow is defined as Net cash generated from operating activities plus (i) Cash outflows on Purchase of property, plant and equipment and (ii) Proceeds from Sale of property, plant and equipment as presented in  consolidated interim statements of Cash Flows. For detailed reconciliations, please refer slide 10 in appendix

© 2015 WIPRO LTD | WWW.WIPRO.COM

Highlights of the results
Segments
Revenue
(Rs million)
YoY Growth
Segment Results (margin)
(Rs million)
YoY Growth
IT Services 113,445 10% 24,741 4%
IT Products 7,740 -24% 89 NA
IT Services USD Revenue grew by 1.3% sequentially and 7.0% on a YoY basis
IT Services USD Revenue grew by 3.7% sequentially on constant currency basis
$50 million+ accounts increased by 1 to 31
IT Services Margins was 21.8%.
Interim Dividend of 5 ($0.08) per share/ ADS was declared, compared to 3  in FY14
Segment results of IT Products  for QE 31 December 2013 was Rs  -116 Million . Hence YoY growth % is not applicable.
For reconciliation of  non-GAAP constant currency IT Services USD revenues please refer to slide 7

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IT Services - Revenue Dynamics for Quarter Ended
December 31, 2014
1. Healthcare, Life sciences and Services grew 20.3% on a constant currency YoY basis
2. Energy and Utilities grew 13.4% on a constant currency YoY basis
3. Global Media and Telecom grew 11.7% on a constant currency YoY basis
1. India and Middle East grew  21.1% on a constant currency YoY basis
2. Americas grew 11.0% on a constant currency YoY basis
3. APAC and Other Emerging Markets grew 8.1% on a constant currency YoY basis
Geographies
1. Global Infrastructure Services grew 20.5% on a YoY basis
2. Business Process Outsourcing grew 16.8% on a YoY basis
3. Business Application Services grew 8.9% on a YoY basis
Business units
Service Lines
The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography

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Looking ahead
* Guidance is based on the following exchange rates: GBP/USD at 1.56, Euro/USD at 1.23, AUD/USD at 0.84, USD/INR at 62.90 and USD/CAD at 1.15
Looking ahead for the quarter ending March 31, 2015
We expect the Revenue from our IT
Services business to be in the range
$1,814 million to $1,850 million*
Jan
Feb
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2014-15
Mar

© 2015 WIPRO LTD | WWW.WIPRO.COM 6 Supplemental Data Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the
Quarter ended December 31, 2014
Particulars
Q3’15 Q2’15 Q3’14
Revenue Composition
Global Media & Telecom 13.8% 13.9% 13.7%
Finance Solutions 25.7% 26.0% 26.4%
Manufacturing & Hitech 18.3% 18.2% 18.6%
Healthcare , Life Sciences & Services 11.7% 11.2% 10.6%
Retail, Consumer Goods & Transportation 14.1% 13.9% 14.6%
Energy, Natural Resources & Utilities 16.4% 16.8% 16.1%
Geography Composition
Americas 51.4% 51.0% 49.9%
Europe 27.6% 27.8% 29.6%
India & Middle East Business 9.6% 9.2% 8.5%
APAC & Other  Emerging Markets 11.4% 12.0% 12.0%
People related
Number of employees
156,866
154,297
146,402

© 2015 WIPRO LTD | WWW.WIPRO.COM 8 Thank You suresh.senapaty@wipro.com Suresh Senapaty Executive Director and CFO

© 2015 WIPRO LTD | WWW.WIPRO.COM 9 Appendix

© 2015 WIPRO LTD | WWW.WIPRO.COM

Reconciliation of Selected GAAP measures to Non-GAAP measures
Reconciliation of Gross Cash
WIPRO LIMITED AND SUBSIDIARIES
(Amounts in INR millions)
As of
Dec 31, 2014
Computation of Gross cash position
Cash and cash equivalents 122,113
Available for sale investments - current 82,985
Interest bearing deposits with corporates - current 26,500
Total 231,598
WIPRO LIMITED AND SUBSIDIARIES
(Amounts in INR millions)
Three months
ended
Dec 31, 2014
22,031
(1,408)

16,062
73%
Reconciliation  of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS IT Services Revenue as per IFRS $ 1,795
Effect of Foreign currency exchange movement
Effect of Foreign currency exchange
movement $     47
Non-GAAP Constant Currency IT Services
Revenue based on previous quarter exchange
rates
Non-GAAP Constant Currency IT Services
Revenue based on previous year exchange
rates $ 1,842
Reconciliation of Free Cash Flow
Reconciliation of  Non-GAAP constant currency Revenue
17,240
$   1,795
$       41
$   1,836
Profit for the period     [A]
Computation of Free cash flow
Net cash generated from operating activities
Add/(deduct) cash inflow/(outflow) on :
Purchase of Property,plant and equipment
Proceeds from sale of Property,plant and
equipment
Free cash flow attributable to equity holders
of the company [B]
Free cash flow as a percentage of Net
income [B/A]